Exhibit 99.1

METAL STORM LIMITED ACN 064 270 006 ASX: MST OTC: MTSXY
Metal Storm announces non-renounceable pro rata
Rights Issue to raise up to A$6.6 million
Brisbane, Australia — 25 October 2011: Metal Storm Limited.
Further to the announcement made on 17 October 2011, Metal Storm today announces the details of a non-renounceable pro rata rights issue of ordinary shares in Metal Storm to shareholders in Australia, New Zealand and Singapore (Eligible Shareholders) to raise up to approximately A$6.6 million (Entitlement Offer). The Entitlement Offer is not underwritten.
The funds raised will be used as working capital to:
•	continue the development of Metal Storm’s current products;

•	allow Metal Storm to reduce its reliance on its equity line of credit with Dutchess Opportunity Fund II LP, at least in the short term; and

•	cover Metal Storm’s ongoing overhead and operating costs.
Further information will be set out in the Entitlement Offer Booklet which is expected to be mailed to Eligible Shareholders on 7 November 2011.
Details about the Entitlement Offer
The Entitlement Offer provides Eligible Shareholders with the opportunity to subscribe for one new share in the Company (New Share) for every share held on the record date (3 November 2011), at an issue price of $0.003 per New Share. Eligible Shareholders may also apply for New Shares in excess of their entitlements, although any such application may be scaled back (in whole or part) if the Entitlement Offer is oversubscribed. The New Shares will be quoted on ASX. The full terms of the Entitlement Offer will be set out in the Entitlement Offer Booklet.
The Entitlement Offer is not subject to a minimum amount of funds being raised. As long as the Entitlement Offer is not oversubscribed, the Company will accept all valid applications for New Shares in full.
Further details about the Entitlement Offer, including key dates, are set out below.
Summary of the Entitlement Offer

Issue price	$0.003 per New Share

Entitlement (Eligible Shareholders may also apply for additional New Shares)	One New Share for every Share held at 7.00 pm (Sydney time) on 3 November 2011

Metal Storm Limited
ACN 064 270 006

Approximate discount to the volume weighted average price of Shares traded on ASX in the three months ending 21 October 2011	25.5%

Maximum number of New Shares which can be issued under the Entitlement Offer	2,225,078,911

Approximate amount which can be raised under the Entitlement Offer (before costs)	A$6.6 million

Approximate number of Shares that will be on issue if the Entitlement Offer is fully subscribed[1]	4,450,157,822

1     Assuming the Entitlement Offer is fully subscribed, no options are exercised, no convertible notes are converted into shares and no further securities are issued.
Key dates1

Ex Date — Shares trade without an entitlement to participate in the Entitlement Offer	27 October 2011

Record Date to determine entitlements	3 November 2011

Entitlement Offer documentation sent to Eligible Shareholders	7 November 2011

Opening date for applications to be made	7 November 2011

Closing Date — last date for receipt of applications (5.00 pm Sydney time)	21 November 2011

Trading of New Shares expected to commence on ASX on a deferred settlement basis	22 November 2011

Allotment Date — date New Shares are issued	29 November 2011

Normal trading of New Shares expected to commence on ASX	30 November 2011

Holding statements for New Shares expected to be despatched	30 November 2011

1     Metal Storm reserves the right to vary the Timetable without notice, including by extending or bringing forward the Closing Date.
Update on proposed changes to the terms of the convertible notes
On 17 October 2011, Metal Storm announced that Lind Partners, LLC, as manager of the Australian Special Opportunity Fund LP (ASOF), had agreed to purchase existing Secured Notes with a face value of approximately A$13 million and assist the Company with a reorganisation of its capital structure. One of the proposals supported by ASOF is an extension to the maturity date of Metal Storm’s existing Secured Notes and Interest Bearing Notes for three years to 1 March 2015. Metal Storm has agreed to seek approval from its noteholders and shareholders for this extension.
In addition to the proposed extension to the maturity date of these convertible notes, Metal Storm also proposes to seek approval from noteholders and shareholders to amend the conversion price of the convertible notes so that the convertible notes will convert on a market-based formula without a minimum conversion price (which is significantly above the current share price).

Metal Storm Limited
ACN 064 270 006
Further information about the proposed amendment to the conversion price and other amendments to the convertible notes will be set out in the notices of meeting for the noteholder and shareholder meetings.
Clarification of issue of convertible security
Metal Storm wishes to clarify the issue of the security referred to as a Convertible Note in its appendix 3B on 18 October 2011. The appendix 3B was issued in error as the issue of the Convertible Note will not occur until shareholder approval is obtained at the upcoming shareholder meeting for the Convertible Note and the final tranche of $200,000 is paid. Prior to that time, Metal Storm has a debt to ASOF for the amounts that will be or have already been advanced. Metal Storm confirms that no equity security has been issued at this time. The current capital structure is as set out in the appendix 3B of today’s date.
ENDS
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3147 8600
Mr Peter Faulkner — President, Metal Storm Inc. — Ph: +1 (703) 2488218
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.